Exhibit 99.1



                                                            September 28, 2006


                                           NEC Corporation
                                           Kaoru Yano, President
                                           (Tokyo Stock Exchange, 1st Section;
                                           Code Number 6701)



             NEC TO DELAY FILING ITS 2006 FORM 20-F AND FORM 20-F/A



NEC Corporation ("NEC") hereby notifies that it will be delaying the filing with the U.S. Securities and Exchange Commission ("SEC") of its annual report on Form 20-F for the fiscal year ended March 31, 2006 (the "2006 Form 20-F"), which is due not later than October 2, 2006. NEC intends to file a Form 12b-25 as notification to the SEC of its inability to timely file the 2006 Form 20-F. NEC will not file for the 15-day extension permitted as part of Form 12b-25 as it has no assurance at this time that it will complete the work required to file the 2006 Form 20-F within the 15-day period. In addition, to date, NEC has been unable to file its Form 20-F/A for the fiscal year ended March 31, 2005 to reflect previously announced restatements of financial statements for the three years ended March 31, 2005.

The delay in the filing of the 2006 Form 20-F, and the inability to file the Form 20-F/A, are principally the result of the need for further analysis to support recognition of revenue from maintenance and support services provided as part of multiple element arrangements with respect to IT solutions. Specifically, NEC has been unable to gather the data necessary to complete the audit with respect to the vendor specific objective evidence of the relative fair value of maintenance and support services. This compilation and analysis must be completed in order for NEC's outside auditor to complete the audits under U.S. Public Company Accounting Oversight Board ("PCAOB") standards of NEC's consolidated financial statements as of and for the fiscal year ended March 31, 2006 and NEC's restated consolidated financial statements for prior years.

The financial results for the fiscal years ended March 31, 2004, 2005 and 2006 (including restated financial results for the fiscal years ended March 31, 2004 and 2005) previously announced by NEC and submitted on a Form 6-K on June 23, 2006 were audited under generally accepted auditing standards in Japan, and not under PCAOB standards. At this time and pending completion of the revenue recognition analyses and additional audit procedures under PCAOB standards, NEC is unable to determine whether any adjustments to the previously announced financial results will be required as a result of the ongoing review of the revenue recognition issues.

NEC notes that, although it is not yet subject to the reporting requirements under Section 404 of the Sarbanes-Oxley Act in respect of internal control over financial reporting, its 2006 Form 20-F will disclose material weaknesses in its internal control over financial


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reporting and, as a result of such material weaknesses, the 2006 Form 20-F will also disclose that its disclosure controls and procedures are ineffective. As of the date of this press release, the 2006 Form 20-F would have reported the following material weaknesses:

         The material weaknesses include the failure to have an adequate system of internal control over the preparation and review of U.S. GAAP consolidated financial statements to ensure that material errors do not occur in their preparation. In particular, (a) the current system of internal control over the U.S. GAAP financial statement closing process does not ensure that all significant U.S. GAAP adjustments and reclassifications, presentations, and disclosures are properly addressed and included in the preparation of U.S. GAAP consolidated financial statements; (b) NEC currently does not have comprehensive group accounting policies and procedures that indicate with specificity how various transactions are to be recorded under U.S. GAAP, including procedures to document the application of U.S. GAAP to particular transactions such as lease transactions, business combinations and reorganizations, and other complex accounting areas, or that enable it to maintain a current understanding of revisions to U.S. GAAP; and
         (c) NEC currently does not have a sufficient number of personnel with the appropriate knowledge, experience, and training in the application of U.S. GAAP at its headquarters' corporate controller division or its various business units and subsidiaries. As a result of the foregoing, several material audit adjustments to NEC's historical consolidated financial statements were identified, including those related to revenue recognition, income taxes, accruals and reserves, and research and development expenses.

         In addition, NEC conducted independent investigations into a number of irregularities identified during the past two years. These included improper accounting practices for revenue recognition related to two U.S. subsidiaries, fictitious sales transactions occurring for more than three years at a Japanese subsidiary, and several irregularities at certain other business units. Based on the findings and the observations of NEC's outside auditors, in addition to its independent investigations, it identified the following material weaknesses: (a) it did not sufficiently emphasize the importance of integrity and ethical behavior throughout the NEC group; (b) it currently does not have a system of adequate procedures to substantiate and reconcile physical assets at external locations, such as at vendors, customers, or subcontractors, in comparison to amounts shown on its books and records; (c) the review of its actual performance compared to budgets, forecasts, and prior period performance failed to operate effectively. In addition, its process for reviewing actual performance compared to budgets, forecasts, and prior period performance is not applied consistently throughout the NEC group in terms of extent of analysis, investigation of variances, and resolution of exceptions; and (d)


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         there is a lack of adequate segregation of certain duties, such as maintaining custody of assets, providing authorization and approval of transactions and journal entries, and recording and reporting transactions and journal entries.


NEC is working diligently to complete and file its 2006 Form 20-F and Form 20/F-A as promptly as possible.

                                   ***

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CAUTIONARY STATEMENTS:

THIS MATERIAL CONTAINS FORWARD-LOOKING STATEMENTS PERTAINING TO STRATEGIES, FINANCIAL TARGETS, TECHNOLOGY, PRODUCTS AND SERVICES, AND BUSINESS PERFORMANCE OF NEC CORPORATION AND ITS CONSOLIDATED SUBSIDIARIES (COLLECTIVELY "NEC"). WRITTEN FORWARD-LOOKING STATEMENTS MAY APPEAR IN OTHER DOCUMENTS THAT NEC FILES WITH STOCK EXCHANGES OR REGULATORY AUTHORITIES, SUCH AS THE U.S. SECURITIES AND EXCHANGE COMMISSION, AND IN REPORTS TO SHAREHOLDERS AND OTHER COMMUNICATIONS. THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 CONTAINS, AND OTHER APPLICABLE LAWS MAY CONTAIN, A SAFE-HARBOR FOR FORWARD-LOOKING STATEMENTS, ON WHICH NEC RELIES IN MAKING THESE DISCLOSURES. SOME OF THE FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING WORDS SUCH AS "BELIEVES," "EXPECTS," "MAY," "WILL," "SHOULD," "SEEKS," "INTENDS," "PLANS," "ESTIMATES," "AIMS," OR "ANTICIPATES," OR THE NEGATIVE OF THOSE WORDS, OR OTHER COMPARABLE WORDS OR PHRASES. YOU CAN ALSO IDENTIFY FORWARD-LOOKING STATEMENTS BY DISCUSSIONS OF STRATEGY, BELIEFS, PLANS, TARGETS, OR INTENTIONS. FORWARD-LOOKING STATEMENTS NECESSARILY DEPEND ON CURRENTLY AVAILABLE ASSUMPTIONS, DATA, OR METHODS THAT MAY BE INCORRECT OR IMPRECISE AND NEC MAY NOT BE ABLE TO REALIZE THE RESULTS EXPECTED BY THEM. YOU SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS, WHICH REFLECT NEC'S ANALYSIS AND EXPECTATIONS ONLY. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE INHERENT RISKS AND UNCERTAINTIES. A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS. AMONG THE FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM SUCH STATEMENTS INCLUDE (I) GLOBAL ECONOMIC CONDITIONS AND GENERAL ECONOMIC CONDITIONS IN NEC'S MARKETS, (II) FLUCTUATING DEMAND FOR, AND COMPETITIVE PRICING PRESSURE ON, NEC'S PRODUCTS AND SERVICES, (III) NEC'S ABILITY TO CONTINUE TO WIN ACCEPTANCE OF NEC'S PRODUCTS AND SERVICES IN HIGHLY COMPETITIVE MARKETS, (IV) NEC'S ABILITY TO EXPAND INTO FOREIGN MARKETS, SUCH AS CHINA, (V) REGULATORY CHANGE AND UNCERTAINTY AND POTENTIAL LEGAL LIABILITY RELATING TO NEC'S BUSINESS AND OPERATIONS, (VI) NEC'S ABILITY TO RESTRUCTURE, OR OTHERWISE ADJUST, ITS OPERATIONS TO REFLECT CHANGING MARKET CONDITIONS, AND
(VII) MOVEMENT OF CURRENCY EXCHANGE RATES, PARTICULARLY THE RATE BETWEEN THE YEN AND THE U.S. DOLLAR. ANY FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. NEW RISKS AND UNCERTAINTIES COME UP FROM TIME TO TIME, AND IT IS IMPOSSIBLE FOR NEC TO PREDICT THESE EVENTS OR HOW THEY MAY AFFECT NEC. NEC DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY OF THE FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE.


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